Exhibit 99.1

SDRL Provides Notice of Annual General Meeting and Proxy Statement

Hamilton, Bermuda, October 3, 2023 – In advance of its November 17, 2023 Annual General Meeting of shareholders in Bermuda, Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) has provided copies of the 2023 Notice of Annual General Meeting and Proxy Statement on the company website, www.seadrill.com, and attached to this press release.

Documents

•	Seadrill 2023 AGM Notice

•	Seadrill 2023 AGM Proxy Statement

•	Seadrill 2023 AGM Proxy Card (Broadridge)

•	Seadrill 2023 AGM Proxy Card (DNB)

•	Seadrill 2023 AGM Chair Letter

Contact Information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deep-water environments.

Forward-Looking Statements

This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.

These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (File No. 001-39327).

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.